Exhibit 3

ROYAL OLYMPIC CRUISES AWAITS GREEK COURT DECISION

For Immediate Release

February 12, 2004

Piraeus, Greece, February 12, 2004 - Royal Olympic Cruise Lines Inc. (NASDAQ: ROCLF) announced today that the Greek Court administrating the Section 45 proceeding regarding its subsidiaries is expected to issue a decision in the next few days. The Court had previously given the company until today to present a restructuring plan consented to by 51% of its creditors.

Negotiations with Fortis Bank, the holder of more than 51% of the company’s debt, are meanwhile continuing, in an attempt to secure the consent to a plan.

The company also announced that Athens 2004, the group overseeing the Olympic Games to be held in Athens, has recalled in full the $1 million advance deposits paid to Royal Olympic Cruise Lines. The amount was paid to secure 30% of available space on Olympia Explorer, Olympia Voyager and Olympia Countess for the period of the Olympics. All 3 ships are no longer owned or controlled by Royal Olympic Cruise Lines.

Pending further developments the company is continuing not to take bookings.

For further information contact:

James Lawrence

Tel: 203 406 0106 ext 13

Cell: 203 550 2621